Filed by Nuance Communications, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Nuance Communications, Inc.

Commission File No. of Subject Company: 000-30203

From: Lynda Kate Smith

Sent: Friday, August 05, 2005 8:18 AM

To: All Nuance

Cc: Richard Mack

Subject: Integration Update

ScanSoft-Nuance Merger Update

To all ScanSoft and Nuance employees:

As we work our way to an intended close date in September, continual progress is being made in planning the integration of our two companies. The integration teams that are focused on the Big 8 and each of the organizations’ functional areas have been meeting regularly in person, by phone and around the world to plan for a swift and orderly integration when the time comes. Although our progress is far-reaching, following are some specific updates:

•	Product Roadmap. Teams comprising members from both companies have been formed to evaluate each of the product areas, with particular focus placed on ASR, directory assistance, applications & tools, and the Nuance Voice Platform. The product management and marketing teams from both ScanSoft and Nuance are evaluating technical product requirements to balance getting a combined solution to market quickly and delivering next generation technology. The teams have taken a careful look at our customer and partner bases to best understand requirements and competitive dynamics.

In conjunction with this effort, an R&D team is developing recommendations and plans for the actual technical integration. The team is working on detailed comparisons of technical aspects of the product sets, including recognition accuracy experiments, benchmarks of the application frameworks on different voice browsers, and an evaluation of TTS voice qualities. Several other key benchmarks are being planned and will be completed before we finalize plans for the product integration. As always, the plan is to assemble the best of breed in creating the next generation within each of our major product lines as well as to protect the investments made to date by our mutual customers and partners.

Our next milestone in this process includes an executive review of the recommendations and plans for each of these major areas. And then, once the transaction is completed, we will be able to communicate a complete product roadmap and begin the integration and development to bring these innovative solutions to market.

•	Organization. The HR integration planning is now in full swing. The companies have made significant progress toward evaluating the benefit programs in our North American offices and are close to finalizing designs for programs to be offered post-closing. For continuity however, it has been decided that current medical and dental coverage for the US and all Canadian coverages will remain in place until the end of the 2005 calendar year, with consolidated plans becoming effective on January 1, 2006. The benefit programs for common countries in Europe and Asia-Pacific are next in line for evaluation.

The HR team is also assisting management in developing the new company’s organizational structure with a goal toward reaching decisions on structure and staffing in the most timely and effective manner possible. In the coming weeks and prior to the close date, we will schedule meetings with employees to communicate the details for the process of employee status notification, as well as to educate employees on any HR related changes which will go into effect post-closing.

•	Regulatory approvals. As you know, the two companies have been working on the various business and regulatory requirements that are needed to close the merger and integrate our two companies. One of the requirements is a stockholder vote from both companies and earlier this week the SEC declared our S-4 registration statement “effective” — the SEC action that we required to proceed with the stockholder meetings — and we set the special meeting date for both companies for August 31, 2005. In addition to the stockholder vote, the merger is still subject to other regulatory conditions, including applicable antitrust or HSR laws that were outlined in a previous note. We continue working with the Department of Justice on responses to the Second Request that was issued in June and will address any items that may be raised during the review process. We will keep you posted on timing as dates get closer and additional progress is made.

Although we’ve touched on only three areas here, please know that we continue to make significant progress on all the other fronts as well. You should expect updates on topics such as IT infrastructure, corporate identity, product branding and other areas shortly. Thanks again for all your efforts in working toward making the new combined company successful. We appreciate your patience as we work through these milestones. Have a great weekend everyone.

Regards.

Larry Rowland Lynda Kate Smith	Dawn Fournier

ScanSoft CIO Nuance CMO	ScanSoft Vice President, HR

on behalf of the ScanSoft-Nuance Integration Steering Committee

ADDITIONAL INFORMATION AND WHERE TO FIND IT

ScanSoft has filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125496) containing a definitive Joint Proxy Statement/Prospectus regarding the proposed transaction. Investors and security holders are urged to carefully read the Registration Statement and the definitive Joint Proxy Statement/Prospectus as it contains important information about ScanSoft, Nuance, the transaction and related matters. Investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by ScanSoft and Nuance through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the Registration Statement and the definitive Joint Proxy Statement/Prospectus from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000 or from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

ScanSoft and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in ScanSoft’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on January 28, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from ScanSoft by contacting ScanSoft Investor Relations at (978) 977-2000.

Nuance and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of ScanSoft and Nuance in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the proposed transaction is included in the Joint Proxy Statement/Prospectus described above. Additional information regarding these directors and executive officers is also included in Nuance’s proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2005. This document is available free of charge at the SEC’s web site at www.sec.gov and from Nuance by contacting Nuance Investor Relations at (650) 847-0000.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ScanSoft and Nuance, the closing of the proposed transaction, and any other statements about ScanSoft or Nuance managements’ future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” or “estimates” or similar expressions) should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the ability to consummate the proposed transaction; and the other factors described in ScanSoft’s Annual Report on Form 10-K for the year ended September 30, 2004, Nuance’s Annual Report on Form 10-K for the year ended December 31, 2004 and their respective most recent quarterly reports filed with the SEC, as well as the Joint Proxy Statement/Prospectus described above. ScanSoft and Nuance disclaim any obligation to update any forward-looking statements as a result of developments occurring after the date of this document.